UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 27, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2016 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

UBS

Fourth quarter 2016 results

January 27, 2017

4Q16 results

Adjusted profit before tax CHF 1.1 billion, up 47% YoY

Group

Net profit attributable to shareholders CHF 738 million, diluted EPS CHF 0.19

Reported profit before tax (PBT) CHF 848 million, adjusted PBT CHF 1,105 million

8.2% annualized adjusted return on tangible equity

Fully applied CET1 capital ratio 13.8%, CET1 leverage ratio 3.53%

Business divisions[1]

Wealth Management: PBT CHF 511 million, expenses for litigation provisions[2] of CHF 62 million; NNM outflows CHF 4.1 billion
- 9% YoY decrease in costs, offsetting revenue headwinds

Wealth Management Americas: PBT USD 358 million, expenses for litigation provisions of USD 52 million; NNM outflows USD 1.3 billion
- Strong results with 9% YoY revenue growth to record levels

Personal & Corporate Banking: PBT CHF 395 million; annualized NNBV growth for personal banking 1.1%
- Solid 4Q despite persistent headwinds from negative interest rates

Asset Management: PBT CHF 156 million; NNM outflows excluding money market CHF 9.8 billion
- PBT up 3% when excluding the Alternative Fund Services business sold in 4Q15

Investment Bank: PBT CHF 344 million
- PBT up 54% YoY with highest 4Q revenues since 2012, driven by CCS and Equities; RWA CHF 70 billion and LRD CHF 231 billion

Corporate Center: Pre-tax loss CHF 662 million
- Services pre-tax loss CHF 275 million, Group ALM pre-tax loss CHF 171 million, Non-core and Legacy Portfolio pre-tax loss CHF 215 million

UBS

Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Adjusted numbers unless otherwise indicated; 2 Net expenses for provisions for litigation, regulatory and similar matters

2

2016 results

Solid performance driven by balanced business mix and disciplined resource management

Solid financial performance

- Adjusted profit before tax CHF 5.4 billion
- Adjusted return on tangible equity 9.2%, 11.4% excluding DTA impact[1]
- Net profit attributable to shareholders CHF 3.3 billion
- Diluted earnings per share CHF 0.86
- Net new money CHF 42.2 billion in wealth management businesses

Continued successful execution and positioning for future success

- Achieved net cost reduction of CHF 1.6 billion[2]
- Continued to invest for growth, while addressing our regulatory agenda

Maintained strong capital position while returning capital to shareholders

- Fully applied CET1 capital ratio 13.8% and CET1 leverage ratio 3.53%
- Proposed ordinary dividend per share unchanged at CHF 0.60[3]

UBS

Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excluding the deferred tax asset (DTA) related benefit to net profit attributable to shareholders, and excluding DTA balances from tangible equity; 2 Refer to slide 18 for details on cost reductions; 3 Subject to shareholder approval, the dividend will be paid out of capital contribution reserves for the foreseeable future. Dividends paid out of capital contribution reserves are not subject to the deduction of Swiss withholding tax. For US federal income tax purposes, we expect that the dividend will be paid out of current or accumulated profits

3

UBS Group AG results (consolidated)

CHF million, except where indicated	FY15	**FY16**	4Q15	3Q16	**4Q16**
Total operating income	30,605	28,320	6,775	7,029	7,055
Total operating expenses	25,116	24,128	6,541	6,152	6,206
Profit before tax as reported	**5,489**	**4,192**	**234**	**877**	**848**
of which: net restructuring expenses	(1,235)	(1,458)	(441)	(444)	(372)
of which: net FX translation gains/(losses)	88	(122)	115		27
of which: gains on sale of financial assets available for sale	11	211			88
of which: gains related to investments in associates	81	21		21	
of which: own credit on financial liabilities designated at fair value	553		35		
of which: net losses related to the buyback of debt	(257)		(257)		
of which: gains/(losses) on sales of subsidiaries and businesses	225	(23)	28		
of which: gains on sales of real estate	378	120			
of which: gain related to a change to retiree benefit plans in the US	21				
of which: impairment of an intangible asset	(11)				
Adjusted profit before tax	**5,635**	**5,443**	**754**	**1,300**	**1,105**
Includes: net expenses for provisions for litigation, regulatory and similar matters	(1,087)	(693)	(365)	(419)	(162)
Includes: annual UK bank levy	(166)	(123)	(166)		(132)
Tax expense/(benefit)	(898)	805	(715)	49	109
Net profit attributable to non-controlling interests	183	82	1	1	1
Net profit attributable to shareholders	**6,203**	**3,306**	**949**	**827**	**738**
Diluted EPS (CHF)	1.64	0.86	0.25	0.22	0.19
Adjusted return on tangible equity (%)	13.7	9.2	11.4	10.1	8.2
Total book value per share (CHF)	14.75	14.47	14.75	14.37	14.47
Tangible book value per share (CHF)	13.00	12.71	13.00	12.66	12.71

UBS

Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

4

Wealth Management

9% YoY decrease in costs, offsetting revenue headwinds

Operating income

Recurring income

CHF million
2,004 2,106 2,024 1,943 1,897 1,885 1,817 1,809 1,782
436 589 459 366 364 402 347 334 314
583 560 568 600 598 579 582 582 588
986 949 976 960 935 901 883 891 874
78% 72% 76% 80% 81% 79% 81% 81% 82%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expence)/recovery

Operating expenses

CHF million
1,311 1,250 1,255 1,245 1,393 1,248 1,211 1,166 1,270
557 482 492 513 536 521 492 478 518
149 109 126 121 251 115 135 116 225
605 658 638 612 606 613 583 572 528
Services (to)/from Corporate Center and other BDs
G&A[1] and other[2]
Personnel

Profit before tax

C/I ratio

CHF million
694 856 769 698 584[4] 505 636 606 643 573[4] 511
65% 59% 62% 64% 73% 66% 67% 64% 71%
4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16

Operating income CHF 1,782 million

- **Transaction-based income** down YoY as 4Q15 included a CHF 45 million fee received for the shift of clients to P&C
- **Net interest income** down YoY due to lower treasury-related revenues
- **Recurring net fee income** down YoY reflecting shifts to retrocession-free products, changes in clients' asset allocation, and cross-border outflows, more than offsetting the effects of higher average invested assets and mandate penetration and the effect of pricing measures

Operating expenses CHF 1,270 million

- **G&A expenses** down YoY mainly due to lower expenses for litigation provisions (CHF 62 million vs. CHF 79 million in 4Q15)[3]
- **Personnel expenses** down YoY largely due to headcount reductions related to management actions

Profit before tax CHF 511 million

- **Profit before tax** CHF 573 million excluding expenses for litigation provisions
- **Cost/income ratio** 71% vs. 73% 4Q15 (68% vs. 69% in 4Q15 excluding expenses for litigation provisions)

UBS

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 General and administrative expenses; 2 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets; 3 4Q16 also included a CHF 9 million annual UK bank levy charge vs. CHF 13 million in 4Q15; 4 Profit before tax excluding net expenses for provisions for litigation, regulatory and similar matters of CHF 79 million in 4Q15 and CHF 62 million in 4Q16

5

Wealth Management

Invested assets up CHF 10 billion QoQ, NNM driven by cross-border outflows

Net new money[1]
Annualized growth rate
1.2%
5.8%
3.5%
1.5%
(1.5%)
6.5%
2.6%
4.0%
(1.7%)
CHF billion
3.0
14.4
8.4
3.5
(3.4)
15.5
6.0
9.4
(4.1)
Invested assets
CHF billion
987
970
945
919
947
925
935
967
977
Loans
CHF billion
112.7
110.8
110.9
109.0
105.2
102.4
102.8
102.6
101.9
Margins
bps
82
86
85
83
81[2]
81
78
76
73
28
35
32
30
22[2]
27
26
27
21
Gross margin
Net margin
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16

- **NNM outflows CHF 4.1 billion** driven by CHF 7.4 billion of cross-border outflows, mainly in emerging markets and APAC
- Full-year NNM excluding cross-border outflows CHF 40.6 billion; growth rate of 4.3%

- **Invested assets CHF 977 billion** up QoQ due to FX effects, partly offset by net new money outflows and a net decrease related to sales and acquisitions of subsidiaries and businesses
- **Discretionary and advisory mandate penetration 26.9%,** down 20 bps QoQ reflecting seasonally lower net mandate sales as well as cross-border outflows
- **Gross loans CHF 102 billion** down QoQ as positive FX effects were offset by negative net new loans

- **Gross margin 73 bps** down QoQ due to the effects of a seasonal decline in transaction-based revenues, particularly in APAC and cross-border outflows

UBS

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Adjusted for outflows of CHF 6.6 billion in 2Q15 and CHF 3.3 billion in 3Q15 related to the balance sheet and capital optimization program; 2 Excluding the CHF 45 million fee received for the shift of clients to Personal & Corporate Banking, adjusted gross margin was 79 bps, and net margin was 20 bps in 4Q15

6

Wealth Management

Net new money outflows driven by emerging markets

Europe
Asia Pacific
Switzerland
Emerging markets
of which: UHNW
Net new money
Annualized growth rate
(2.4%) 6.3% (0.6%) 4.6% (0.8%)
2.8% 12.9% 10.2% 7.5% 0.1%
0.5% 2.1% 5.1% 2.5% 1.8%
(9.0%) 1.8% (6.1%) (0.3%) (12.2%)
1.8% 10.5% 3.8% 5.2% 1.9%
CHF billion
(2.0) 5.4 (0.5) 3.9 (0.7)
1.8 8.8 6.8 5.1 0.1
0.2 0.9 2.2 1.1 0.8
(3.5) 0.7 (2.3) (0.1) (4.5)
2.2 13.3 4.8 6.6 2.6
Gross margin
bps
74 72 71 68 66
70 78 71 73 65
92 88 88 86 84
96 97 97 93 95
53 56 52 52 49
4Q15 1Q16 2Q16 3Q16 4Q16

31.12.16	Europe	Asia Pacific	Switzerland	Emerging markets	of which: UHNW
Invested assets CHF billion	353	292	180	149	552
Client advisors FTE	1,317	1,016	744	681	805

UBS

Adjusted numbers unless otherwise indicated, refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to page 17 of the 4Q16 report for more information

7

Wealth Management Americas

Strong results, PBT USD 358 million with 9% YoY revenue growth to record levels

Operating income

Recurring income

USD million
1,924 1,901 1,947 1,931 1,874 1,899 1,924 1,988 2,049
448 432 425 381 376 361 369 372 372
280 277 301 311 326 351 357 370 405
1,187 1,186 1,217 1,231 1,160 1,182 1,191 1,241 1,267
76% 77% 78% 80% 79% 81% 80% 81% 82%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery

Operating expenses

USD million
1,691 1,608 1,717 1,644 1,810 1,655 1,643 1,621 1,692
306 284 291 275 263 287 274 275 280
167 140 227 172 362 158 151 142 177
1,218 1,185 1,199 1,198 1,185 1,209 1,219 1,204 1,236
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel

Profit before tax

C/I ratio

USD million
233 293 231 287 296[1] 245 281 367 358
63
88% 85% 88% 85% 97% 87% 85% 81% 83%
4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16

Operating income USD 2,049 million

- **Transaction-based income** down slightly YoY
- **Net interest income** up YoY due to higher short-term interest rates and growth in loan and deposit balances
- **Recurring net fee income** up YoY mainly due to increased managed account fees on higher invested assets

Operating expenses USD 1,692 million

- **G&A expenses** down YoY due to lower expenses for litigation provisions (USD 52 million vs. USD 233 million in 4Q15)
- **Personnel expenses** up YoY reflecting higher performance-based FA compensation

PBT USD 358 million

- **Profit before tax** USD 410 million excluding expenses for litigation provisions
- **Cost/income ratio** 83% vs. 97% in 4Q15 (80% vs. 84% in 4Q15 excluding expenses for litigation provisions)

UBS

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Profit before tax excluding USD 233 million net expenses for provisions for litigation, regulatory and similar matters

8

Wealth Management Americas

Net margin 13 bps and invested assets USD 1.1 trillion

Net new money
Annualized growth rate
2.2%
1.9%
~1.2%
(0.3%)
0.2%
6.8%
5.3%
~2.1%
0.9%
0.3%
(0.5%)
= Excluding withdrawals associated with seasonal income tax payments
USD billion
5.5
4.8
(0.7)
0.5
16.8
13.6
2.4
0.8
(1.3)
Invested assets
USD billion
1,032
1,050
1,045
992
1,033
1,050
1,077
1,106
1,111
Loans
USD billion
44.6
45.5
47.3
47.5
48.7
48.7
50.1
50.9
51.6
Margins
bps
75
73
74
76
74
73
72
73
74
9
11
9
11
2
9
11
13
13
Gross margin
Net margin
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16

- **NNM outflows USD 1.3 billion** as net inflows from financial advisors employed with UBS for more than one year were more than offset by net outflows from net recruiting
- **Invested assets USD 1,111 billion** up QoQ as market performance more than offset NNM outflows
- **Managed account penetration 34.7%**, down 10 bps QoQ
- **Gross loans USD 51.6 billion** up QoQ driven by increases in securities-backed lending and mortgage balances
- **Gross margin 74 bps** up QoQ as revenue growth outpaced invested asset growth

UBS Adjusted numbers unless otherwise indicated, refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

9

Wealth Management Americas

Industry-leading revenue and invested assets per advisor

Invested assets and FA productivity

Annualized revenue per FA (USD thousand)
Invested assets per FA (USD million)
Financial advisors (FTEs)
1,091 1,088 1,118 1,111 1,061 1,064 1,079 1,120 1,162
147 150 150 142 145 147 151 156 158
6,997 6,982 6,948 6,989 7,140 7,145 7,116 7,087 7,025
1,032 1,050 1,045 992 1,033 1,050 1,077 1,106 1,111
USD billion
4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16
Invested assets

Net interest income and lending

Net interest income (USD million)
Credit loss (expense)/recovery (USD million)
280 277 301 311 326 351 357 370 405
0 0 0 (3) 0 (1) (1) 0 0
44.6 45.5 47.3 47.5 48.7 48.7 50.1 50.9 51.6
USD billion
4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16
Loans, gross

UBS Adjusted numbers unless otherwise indicated, refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

10

Wealth Management Americas

Record full-year PBT with strong underlying trends

Operating income

USD million

+4% CAGR
7,075
7,606
7,653
7,861
of which: recurring income
5,122
5,733
6,010
6,364
+8% CAGR
2013
2014
2015
2016
% of income
72%
76%
78%
81%

Profit before tax

USD million

+8% CAGR[1]
1,027[2]
1,208[2]
1,230[2]
1,346[2]
991
1,030
874
1,250
2013
2014
2015
2016
C/I ratio
86%
87%
89%
84%

Invested assets

USD billion

+5% CAGR
970
1,032
1,033
1,111
of which: managed account assets
308
346
351
386
+8% CAGR
2013
2014
2015
2016
Managed account penetration
32%
34%
34%
35%

Loans

Gross, USD billion

Other[3]
Mortgages
Credit lines[4]
+10% CAGR
39.1
44.6
48.7
51.6
3.5
3.9
4.6
4.7
6.4
7.7
8.4
10.1
29.2
33.0
35.7
36.8
2013
2014
2015
2016
Net interest income
USD million
1,014
1,067
1,215
1,484

UBS

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 9% excluding net expenses for litigation, regulatory and similar matters; 2 Excluding net expenses for provisions for litigation, regulatory and similar matters; 3 Mainly margin loans; 4 Mainly securities-backed lending balances

11

Personal & Corporate Banking

PBT CHF 395 million, solid 4Q despite persistent headwinds from negative interest rates

Operating income

Operating expenses

Profit before tax

C/I ratio

CHF million
913 979 952 964 915¹ 963 983 974 941
273 284 241 238 196 244 254 274 256
557 568 560 566 576 560 558 541 540
133 134 135 136 139 139 140 144 130
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
CHF million
557 536 538 536 519 541 520 501 546
277 252 249 243 234 264 244 224 236
91 57 68 81 75 65 64 67 104
190 225 221 213 211 213 211 211 206
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
CHF million
356 443 414 428 396¹ 422 463 473 395
57% 54% 56% 56% 56% 56% 53% 51% 58%
4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16

Operating income CHF 941 million

- **Transaction-based income** up YoY mainly as 4Q15 included a CHF 45 million fee paid for the shift of clients from Wealth Management
- **Net interest income** down YoY reflecting lower treasury-related income
- **Net credit loss** CHF 8 million

Operating expenses CHF 546 million

- **G&A expenses** up YoY reflecting higher capital-related levies in Switzerland, expenses for litigation provisions, and marketing costs

PBT CHF 395 million

- **Cost/income ratio** 58% vs. 56% in 4Q15
- **Net interest margin** 161 bps vs. 170 bps in 4Q15
- **Annualized NNBV growth**[2] 1.1% vs. 0.6% in 4Q15

UBS

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excluding the CHF 45 million fee paid for the shift of clients from Wealth Management, operating income was CHF 960 million and profit before tax was CHF 441 million in 4Q15; 2 Annualized net new business volume growth for personal banking

12

Personal & Corporate Banking

Best full-year PBT since 2008, with record net new client acquisition

Operating income
CHF million

+1% CAGR
3,756
3,741
3,811
3,861
2013
2014
2015
2016

Operating expenses
CHF million

(2%) CAGR
2,244
2,171
2,130
2,107
2013
2014
2015
2016

Profit before tax
CHF million

+5% CAGR
1,512
1,570
1,681
1,754
2013
2014
2015
2016

NNBV[1] growth
Personal banking

1.9%
2.3%
2.4%
3.1%
2013
2014
2015
2016

Cost/income ratio

59.5%
56.6%
55.4%
54.5%
2013
2014
2015
2016

Net interest margin
bps

156
159
167
163
2013
2014
2015
2016

UBS

Adjusted numbers unless otherwise indicated, refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Net new business volume

13

Asset Management

PBT CHF 156 million, up 3% YoY excluding Alternative Fund Services (AFS)

Operating income

Operating expenses

Profit before tax

C/I ratio

Net new money ex. MM

CHF million
497 511 476 502 512 468 483 481 499
34 68 20 23 44 23 24 44 31
463 443 456 479 468 446 458 437 468
Net management fees
Performance fees
373 325 342 365 359 358 335 343 344
123 102 110 119 104 120 101 100 115
89 57 57 58 59 56 53 55 67
160 167 175 188 196 182 180 187 163
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
124 186 134 137 153 110 148 138 156
75% 64% 72% 73% 70% 76% 69% 71% 69%
(5.8) 7.5 8.3 (7.6) (8.9) (5.9) (8.8) 2.0 (9.8)
4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16

Operating income CHF 499 million

- **Performance fees** down YoY mainly in Equities, Multi Asset & O'Connor
- **Net management fees** stable YoY as the positive effects of fee true-ups of CHF 17 million as well as favorable market and FX movements, were largely offset by lower revenues following the sale of AFS and a decrease in fees related to NNM outflows

Operating expenses CHF 344 million

- **Personnel expenses** down YoY due to lower variable compensation expenses, as well as lower salary expenses, primarily due to the sale of AFS in 4Q15
- **Charges for services** up YoY on higher expenses from Corporate Center

PBT CHF 156 million

- **Cost/income ratio** 69% vs. 70% in 4Q15
- **Invested assets** CHF 656 billion, up CHF 6 billion QoQ
- **Net margin** 10 bps, up 1 bp QoQ
- **Gross margin** 31 bps, up 1 bp QoQ

NNM outflows excluding money market CHF 9.8 billion

UBS

Adjusted numbers unless otherwise indicated, refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

14

Investment Bank

PBT up 54% YoY with highest 4Q revenues since 2012, driven by CCS and Equities

Operating income

Operating expenses

Profit before tax

C/I ratio

CHF million
1,919
2,657
2,344
2,088
1,721
1,879
2,000
1,796
1,936
704 779 822 710 650 474 668 532 708
298 721 402 446 388 483 461 469 341
908 1,156 1,128 944 733 920 878 797 891
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
1,643 1,821 1,727 1,474 1,498 1,508 1,553 1,454 1,592
679 615 620 595 611 621 565 554 615
469 201 167 181 326 178 197 176 273
495 1,006 940 699 562 711 791 724 702
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
434
276 836 617 614 223 370 447 342 344
86% 69% 73% 70% 85% 80% 77% 81% 82%
4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16

Operating income CHF 1,936 million

- **CCS revenues** up 9% YoY with the increase mainly in DCM, and to a lesser extent Advisory and ECM
- **ICS – FRC revenues** down 12% YoY on lower revenues in emerging markets products and in FX and interest rate options
- **ICS – Equities revenues** up 22% YoY with increases in all products, most notably in Derivatives and Financing Services
- **Net credit loss expenses** CHF 5 million vs. CHF 50 million in 4Q15

Operating expenses CHF 1,592 million

- **G&A expenses** down YoY partly due to a lower charge for the annual UK bank levy[1]
- **Personnel expenses** up YoY, largely due to more evenly spread accruals for variable compensation across the year
- Operating expenses excluding variable compensation expense down 7% YoY

PBT CHF 344 million

- **Cost/income** ratio 82% vs. 85% in 4Q15
- **Annualized RoAE**[3] 18% vs. 12% in 4Q15
- **RWA** up CHF 5 billion QoQ to CHF 70 billion
- **LRD** down CHF 15 billion QoQ to CHF 231 billion

UBS

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annual UK bank levy charge was CHF 85 million in 4Q16 vs. CHF 98 million in 4Q15; 2 Profit before tax excluding net expenses for provisions for litigation, regulatory and similar matters of CHF 158 million; 3 Annualized return on attributed equity

15

Investment Bank

Effective resource management to absorb headwinds and drive returns

RWA
Fully applied, CHF billion
Of which: CHF 2.4 billion increase related to revised operational risk RWA allocation methodology
Of which: CHF 3.5 billion increase in market risk RWA from low levels
63
0
2
4
1
70
31.12.15
Currency effects
Methodology changes and model updates
Regulatory add-ons
Asset size and other
31.12.16

- RWA increase primarily driven by regulatory inflation, market risk factors and operational risk RWA methodology changes

LRD
Fully applied, CHF billion
268
(3)
(13)
(21)
231
~CHF 50 billion reduction related to management actions, including process and data improvement, more than offset
~CHF 16 billion of increases related to market movements, business activity, and other factors
31.12.15
Currency effects
Incremental netting, collateral and methodology changes
Asset size and other
31.12.16

- Investment Bank LRD decrease reflects effective management of resources

UBS

Adjusted numbers unless otherwise indicated, refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

16

Corporate Center

Profit before tax

4Q15
1Q16
2Q16
3Q16
4Q16
(586)
(417)
(267)
(654)
(662)

Corporate Center total (CHF million)

Corporate Center results by unit (CHF million)

	4Q15	1Q16	2Q16	3Q16	4Q16
Services					
Operating income	(54)	(55)	(42)	(66)	(59)
Operating expenses	272	156	170	148	216
o/w before allocations	2,085	2,022	1,890	1,830	2,028
o/w net allocations	(1,814)	(1,866)	(1,720)	(1,683)	(1,812)
Profit before tax	**(326)**	**(211)**	**(213)**	**(214)**	**(275)**
Group Asset and Liability Management					
Operating income	48	(27)	71	30	(171)
o/w risk management net income after allocations	*(75)*	*(17)*	*(53)*	*(39)*	*(57)*
o/w accounting asymmetries related to economic hedges	*102*	*(89)*	*61*	*95*	*(40)*
o/w hedge accounting ineffectiveness	*(21)*	*39*	*11*	*(23)*	*(20)*
o/w other	*44*	*40*	*52*	*(3)*	*(53)*
Operating expenses	(3)	(2)	2	0	0
Profit before tax	**51**	**(25)**	**70**	**30**	**(171)**
Non-core and Legacy Portfolio					
Operating income	(71)	(47)	19	46	(53)
Operating expenses	241	133	143	516	162
o/w expenses for litigation provisions	51	23	23	408	27
o/w annual UK bank levy	50	0	(2)	0	33
Profit before tax	**(312)**	**(181)**	**(124)**	**(470)**	**(215)**

- **Services operating expenses before allocations** decreased YoY due to our cost reduction program
- **Group ALM income** driven by accounting asymmetries related to economic hedges and other effects from hedge accounting, as well as risk management net income after allocations
- **NCL operating expenses** decreased YoY largely due to lower expenses from CC – Services and due to lower expenses for litigation provisions
- **NCL LRD** down CHF 3 billion QoQ to CHF 22 billion

UBS

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

17

Cost reduction

Achieved CHF 1.6 billion net cost reductions despite higher permanent regulatory expenses

Cost base and net cost reductions
CHF billion

Corporate Center within scope of the structural cost reduction program
Corporate Center and business divisions within scope of the structural cost reduction program
Reduced cost base by
CHF 0.9 billion[1]
(CHF 1.1 billion based on Dec-15 exit rate)
Reduced cost base by
CHF 0.7 billion[2]
8.6
–0.2
7.8
–0.5
15.8
–0.5
15.1
–0.6
14.8
–0.6
FY13
FY15
FY15
FY16
Dec-16 annualized exit rate

CHF 1.6 billion net cost reductions achieved
based on Dec-16 annualized exit rate

- Non-structural reductions in performance-related compensation for front office not included in savings
- De minimis cost reduction contribution from business exits, apart from Non-core and Legacy Portfolio
- Reductions in temporary regulatory program costs will be incremental to our CHF 2.1 billion net reduction target
- Expected reductions in restructuring costs are not included in our cost savings target
- Restructuring expenses expected to remain around current run rate levels until end-2017, and to taper thereafter

Cost base for net cost reduction program (CC within scope)[3]
Cost base for net cost reduction program (CC and BDs within scope)[3,4]
of which: CC permanent regulatory costs

UBS

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excl. the impact of FX movements, which were a CHF 0.1 billion headwind; 2 Excl. the impact of FX movements, which were a CHF 0.3 billion benefit;
3 Sum of CC – Services adjusted operating expenses (op-ex) before allocations to business divisions (BDs), CC – NCL adjusted op-ex and CC – Group ALM op-ex, excl. expenses for provisions for litigation, regulatory and similar matters and temporary regulatory program costs; 4 Further includes sum of BD adjusted op-ex before allocations, and excl. expenses for provisions for litigation and other items not representative of underlying net cost reduction performance, mainly related to variable compensation expenses (structural changes to our variable compensation frameworks are recognized as net cost reductions) and WMA FA compensation

18

Going concern capital and leverage ratios

13.8% fully applied CET1 ratio and 3.53% fully applied CET1 leverage ratio

Capital ratio[1,2]

Fully applied, CHF billion

AT1
CET1
1.1.20 Going concern requirement (CET1 + AT1)[4]
1.1.20 CET1 requirement[4]
17.4%
18.0%
17.9%
14.3%
10.0%
14.5%
14.0%
13.8%
31.12.15
30.9.16
31.12.16

	31.12.15	30.9.16	31.12.16
CET1	30.0	30.3	30.7
RWA	208	217	223

Leverage ratio[2]

CHF billion

Phase-in[3]

(AT1 + T2)
CET1
1.1.17 Going concern requirement (CET1 + AT1 + T2)
1.1.17 CET1 requirement
5.96%
6.20%
6.35%
3.5%
2.6%
4.47%
4.22%
4.32%
31.12.15
30.9.16
31.12.16

	31.12.15	30.9.16	31.12.16
CET1	40.4	37.2	37.8
LRD	904	882	875

Fully applied, rules as of 1.1.20

AT1
CET1
1.1.20 Going concern requirement (CET1 + AT1)
1.1.20 CET1 requirement
5.0%
3.5%
4.03%
4.45%
4.58%
3.35%
3.45%
3.53%
31.12.15
30.9.16
31.12.16

	31.12.15	30.9.16	31.12.16
CET1	30.0	30.3	30.7
LRD	898	877	870

UBS

Refer to the "Capital management" section of the 4Q16 report for more information

1 As of 31.12.16, our post-stress fully applied CET1 capital ratio exceeded 10%; 2 The revised Swiss SRB framework came into effect on 1.7.16, and figures prior to this date are pro forma; 3 Including transitional arrangements; 4 Excludes the effect of countercyclical buffers

19

Equity attribution framework

Revised framework reflects evolved regulatory requirements

Attributed business division equity (from 1Q17)

Business division resources
Conversion to CET1
Weighting
RWA[1]
× 11.0%
× 50%
LRD[1]
× 3.75%
× 50%
Subject to a Risk Based Capital floor[3]
Group ALM attribution
RWA[1]
× 11.0%
× 50%
LRD[1]
× 3.75%
× 50%
Goodwill & intangible assets
1:1
Attributed tangible equity
Goodwill & intangible assets
Attributed equity

4Q16 average attributed equity *CHF billion*	Current framework	Revised framework[2]
WM	3.4	6.0
WMA	2.6	6.7
P&C	4.1	5.9
AM	1.4	1.7
IB	7.6	9.5
Business division (BD) total	19.1	29.8
CC	29.0	23.8
o/w: Services	22.8	19.9
o/w: Group items[4]	21.3	18.3
o/w: Group ALM	4.4	2.3
o/w: Non-core and Legacy Portfolio (NCL)	1.8	1.6
Avg. equity attributed to BDs and CC	**48.1**	**53.5**
Difference	5.4	0.0
Avg. equity attributable to shareholders	**53.5**	**53.5**

- Group ALM attribution to business divisions and Corporate Center based on RWA and LRD directly associated with activity managed centrally by Group ALM on their behalf, primarily reflecting the HQLA to cover their LCR net cash outflows based on the Group's 110% LCR requirement
- Equity related to the goodwill and intangible assets associated with the acquisition of PaineWebber previously held in Corporate Center – Services now allocated to business divisions, resulting in full allocation of goodwill and intangible assets to business divisions
- Costs of going and gone concern instruments allocated proportionally to financial resources, consistent with attributed equity framework with ~80% allocated to business divisions[5]
- Investment Bank adjusted annual pre-tax return on attributed equity target unchanged at >15%[6]
  - Short/medium term expectation for IB RWA/LRD unchanged at ~CHF 85 billion/~CHF 325 billion[7] respectively, including Group ALM allocations
  - Implied IB CET1 capital ratio of >13%; going and gone concern capital attributed to the IB implies a total capital ratio of >30% in 4Q16

Refer to the "Recent developments" section of the 4Q16 report for more information
1 Fully applied; 2 Pro-forma, based on revised methodology applicable from 1Q17; 3 Risk-based capital (RBC) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital (LAC). Refer to page 175 of the 2015 Annual Report for definition of Risk Based Capital (RBC); 4 A majority of which is related to DTAs, and including other regulatory deduction items (refer to page 47 of the 4Q16 for more information); 5 Based on attributed equity less Group items and less goodwill and intangible assets; 6 Under the current capital regime; 7 Reflects known FINMA multipliers and methodology changes for RWA, and assumes normalized market conditions for both RWA and LRD

UBS

20

Group and business division targets and expectations

Ranges for sustainable performance over the cycle

Wealth Management	Net new money growth rate	3-5%	10-15% annual adjusted pre-tax profit growth for combined businesses over the cycle
	Adjusted cost/income ratio	55-65%	
Wealth Management Americas	Net new money growth rate	2-4%	
	Adjusted cost/income ratio	75-85%	
Personal & Corporate Banking	Net new business volume growth rate	1-4% (personal banking)	
	Net interest margin	140-180 bps	
	Adjusted cost/income ratio	50-60%	
Asset Management	Net new money growth rate	3-5% excluding money market flows	
	Adjusted cost/income ratio	60-70%	
	Adjusted annual pre-tax profit	CHF 1 billion in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE	>15%[1]	
	Adjusted cost/income ratio	70-80%	
	RWA (fully applied)	Expectation: around CHF 85 billion short/medium term[2,3]	
	LRD (fully applied)	Expectation: around CHF 325 billion short/medium term[2,3]	
Group	Net cost reduction	CHF 2.1 billion by end 2017	
	Adjusted cost/income ratio	60-70%	
	Adjusted return on tangible equity	>15%	
	Basel III CET1 ratio (fully applied)	at least 13%	
	RWA (fully applied)	Expectation: around CHF 250 billion short/medium term[2]	
	LRD (fully applied)	Expectation: around CHF 950 billion short/medium term[2]	

UBS

Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; Refer to page 40 of the Annual Report 2015 for definitions
1 Under the current capital regime; 2 Reflects known FINMA multipliers and methodology changes for RWA, and assumes normalized market conditions for both RWA and LRD; 3 Including RWA and LRD directly associated with activity that Group ALM manages centrally on the Investment Bank's behalf

22

Net tax expense and deferred tax assets (DTAs)

Net tax expense
CHF million

	4Q16	FY16
Net deferred tax expense/(benefit) with respect to net additional DTAs	**(166)**	**(582)**
of which: US	(136)	(817)
of which: UK	71	158
of which: Switzerland (CH)	(82)	88
of which: Other	(19)	(11)
Other net tax expense in respect of 2016 taxable profits	**275**	**1,387**
of which: current tax expenses	203	811
of which: deferred tax expenses	72	576
Net tax expense/(benefit)	**109**	**805**

Tax loss DTAs[1,2]
CHF billion, 31.12.16

	US	UK	CH	Other	Total
Recognized	7.9	0.1	0.1	0.1	**8.2**
Unrecognized	13.7	2.1	0.0	0.6	**16.4**
Total	**21.6**	**2.2**	**0.1**	**0.7**	**24.6**

8.2
16.4

- 7-year DTA measurement period unchanged; profit forecasts based on 3-year strategic plan[3]
- US DTAs are not currently amortized given the remaining life and level of unrecognized US tax losses; i.e., US DTAs are effectively replenished as taxable profits arise
- Assuming the DTA measurement period remains unchanged, we would expect a write-down to Group DTAs of ~CHF 200 million[4] for every one percentage point reduction in the US federal corporate income tax rate when the tax law change is enacted and ignoring any other potential US corporate tax law changes (e.g., to the corporate tax base or to the tax loss carryover period) that could have a bearing on the measurement of US DTAs

UBS

1 As of 31.12.16, net DTAs recognized on UBS's balance sheet were CHF 13.2 billion, of which tax loss DTAs were CHF 8.2 billion and DTAs for temporary differences were CHF 5.0 billion; 2 Average unrecognized tax losses have an approximate remaining life of ~13 years in the US and an indefinite life in the UK; 3 Assumes moderate profit growth for years 4-7; 4 Estimated total reduction based on the current recognized US DTAs, net of the corresponding adjustment to some of the temporary difference DTAs in Switzerland

23

Earnings – illustration of FX translation impact

Indicative FX mix of revenues/expenses
% of total for 2017[1]

Operating income

Other
GBP
EUR
USD
CHF
13%
22%
100%
12%
12%
19%
13%
8%
8%
WM
WMA
P&C
AM
IB
Group

Operating expenses

Other
GBP
EUR
USD
CHF
20%
5%
6%
20%
15%
4%
WM
WMA
P&C
AM
IB
Group

FX translation impact vs. FY17 consensus PBT of 6.6 billion[2,3,4]
CHF billion, adjusted, % change relative to consensus dated 10.1.17

EUR/CHF
1.20
1.10
1.00
CHF strengthening
USD/CHF
1.10
1.00
0.90
CHF strengthening
+2.3
+1.5
+0.8
7.4
+12%
+2.0
+1.4
+0.6
7.2
+9%
+1.7
+1.4
+0.4
7.0
+5%
+0.3
+0.1
+0.2
6.8
+3%
0
0
0
6.6
0%
(0.3)
(0.1)
(0.2)
6.4
(3%)
(1.7)
(1.4)
(0.4)
6.2
(5%)
(2.0)
(1.4)
(0.6)
6.0
(9%)
(2.3)
(1.5)
(0.8)
5.8
(12%)
illustrative
Operating income impact
Operating expenses impact
Profit before tax impact
FY17 adjusted PBT in scenario (CHF billion)
% change relative to FY17 consensus

UBS

1 Currency distribution based on EUR/CHF 1.10 and USD/CHF 1.00, for scenario analysis other currencies assumed to change in-line with USD/CHF; 2 Illustrative FX translation effect only, and excludes impact of e.g., changes in interest rates, invested assets, market performance and management actions; 3 Average FX rates in the period 4.1.17 to 10.1.17 (consensus collection period) was EUR/CHF ~1.10 and USD/CHF ~1.00; 4 Based on consensus collected from 22 sell-side analysts on 10.1.17, on an adjusted basis further excluding net expenses for provisions for litigation, regulatory and similar matters

24

Interest rate sensitivity and funding costs

Estimated annual net interest income (NII) impact

CHF billion, assuming static balance sheet, constant FX rates and no management action

Implied forwards[1,2] vs. 2016
WM
WMA
P&C
Other[3]
2017
~0.2
~0.2
~0.2
~(0.1)
~(0.1)
2018
~0.3
~0.3
~0.3
~(0.1)
~(0.1)
2019
~0.5
~0.4
~0.4
~(0.2)
~(0.2)
Years 2017-19 cumulative
~1.1
~0.9
~1.0
~(0.4)
~(0.4)

- Implied rise in USD interest rates would more than offset the impact of implied negative CHF rates
- Implied forward scenario does not incorporate higher funding costs or allocation impact from revised equity attribution framework

Higher funding costs may offset potential benefits of implied forward rates

- **Group: >CHF 0.1 billion of increased funding costs in 2017 (vs. 2016)** due to issuance of AT1 and TLAC-eligible instruments
- **Business divisions: additional ~CHF 0.1 billion net NII headwinds in 2017 (vs. 2016)** due to revised equity attribution framework[4]; impact would principally affect the Investment Bank, Personal & Corporate Banking and Wealth Management

UBS

Refer to page 12 of the 4Q16 report for more information on our interest rate sensitivity
1 Including NII generated from invested equity, which is managed centrally by Group ALM and is allocated to the business divisions. Does not reflect the revisions to our equity allocation framework, effective 1Q17; 2 Implied forward interest rates as of 31.12.16; 3 Represents invested equity after allocations to WM, WMA and P&C, and mostly relates to CC – Services; 4 Refer to slide 20 for more information on our revised equity attribution framework

25

Capital requirements under Swiss SRB

UBS leverage ratio balances vs. Swiss SRB requirements

Leverage ratio[1] | **Requirements** | **Meeting 1.1.20 requirements**

Existing UBS AG long-term debt not counted as TLAC, maturing before 1.1.20[2]
TLAC-eligible senior unsecured debt[2]
Tier 2 grandfathered
AT1[3] including grandfathered
CET1
Tier 2[4]
Low-trigger Tier 1[6]
High-trigger Tier 1
3.86%
0.96%
1.25%
0.26%
0.43%
3.35%
3.04%
2.09%
1.27%
0.27%
0.78%
3.53%
5.13%
5.85%
31.12.15
31.12.16

0.8%
1.2%
0.9%
2.6%
2.0%
3.0%
1.5%
3.5%
1.1.17
1.1.20

TLAC-eligible debt

- 2.09% (CHF 18.2 billion) existing UBS Group AG TLAC bonds[2]
- 3.04% (CHF 26.4 billion) long-term debt not counted in total loss absorbing capacity[2] which we expect to replace upon maturity with UBS Group AG issuance of TLAC-eligible bonds by 1.1.20
- 5% gone concern requirements subject to potential reduction of up to 2% based on improved resilience and resolvability
- We aim to operate with a gone concern ratio below 4% of LRD at 1.1.20

High-trigger AT1 capital[5]

- 1.05% (CHF 9.2 billion) comprising CHF 6.8 billion existing high-trigger AT1 and CHF 2.3 billion grandfathered low-trigger AT1[6]
- 2.32% (CHF 20.2 billion) when including grandfathered T2[4]
- We expect to replace maturing grandfathered T2 with UBS Group AG issuance of high-trigger AT1
- We expect to build additional ~CHF 0.8 billion in employee DCCP that qualifies as high-trigger AT1 by 31.12.18

CET1 capital

- 3.53% (CHF 30.7 billion) fully applied CET1 ratio
- Incremental CET1 via earnings accretion

Refer to slide 31 for details about Basel III numbers and FX rates in this presentation

1 Based on fully applied Swiss SRB LRD and fully applied CET1, AT1, T2 capital and TLAC-eligible senior unsecured debt; 2 Debt held at amortized cost, excluding any capital instruments; 3 Also includes non-Basel III-compliant tier 1 and tier 2 capital which qualify as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility; 4 Tier 2 instruments can be counted towards going concern capital up to the earliest of the first call date or 31.12.19. From 1.1.20, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied to the last year of eligibility. As of 31.12.16, CHF 6.9 billion of low-trigger T2 has a first call and maturity date after 31.12.19; 5 Going concern requirement can be met with a maximum of 1.5% high-trigger AT1 capital and any going concern-eligible capital above this limit can be counted towards the gone concern requirement. Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirements, such requirement may be reduced by up to 1% for the LRD-based requirement; 6 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date

UBS

26

Corporate Center – Non-core and Legacy Portfolio

RWA

CHF billion

Operational risk
Credit and market risk
103
14
88
31
21
10
32
22
11
31
22
10
19
10
9
19
10
9
4Q12
4Q15
1Q16
2Q16
3Q16[1]
4Q16

LRD[2] and RWA by category

CHF billion, 31.12.16

Rates
Credit
Securitizations
APS/ARS
Muni swaps and options
Other
Operational risk
11.4
2.2
1.5
2.5
1.7
3.1
LRD CHF 22 billion
3.4
0.5
2.5
0.7
0.4
1.3
10.1
RWA CHF 19 billion

LRD[2]

CHF billion

~293[3]
38
35
28
25
22
4Q12
4Q15
1Q16
2Q16
3Q16
4Q16

LRD: natural decay[2,4]

CHF billion

~19
~18
~16
~15
4Q17
4Q18
4Q19
4Q20

Refer to slide 31 for details about Basel III numbers and FX rates in this presentation

1 Beginning in 3Q16, we revised our methodology for the allocation of operational risk RWA to business divisions (BDs) and Corporate Center (CC); operational risk RWA in CC – Non-core and Legacy Portfolio decreased by CHF 11.4 billion, while operational risk RWA in all BDs and other CC units increased; 2 Calculated in accordance with Swiss SRB rules. From 31.12.15 onward, these are aligned with BIS Basel III rules and are therefore not fully comparable;
3 Pro forma estimate based on period-end balance; 4 Pro forma estimate excluding any further unwind activity based on 31.12.16 data, assuming positions are held to maturity. LRD balances can vary materially due to market movements, changes in regulation, changes in margin requirements and other factors

UBS

27

Regional performance – 4Q16

CHF billion		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		4Q15	4Q16	4Q15	4Q16	4Q15	4Q16	4Q15	4Q16	4Q15	4Q16	4Q15	4Q16
Operating income	WM	0.1	0.1	0.5	0.5	0.9	0.8	0.4	0.4	0.0	(0.0)	1.9	1.8
	WMA	1.9	2.1	-	-	-	-	-	-	-	-	1.9	2.1
	P&C	-	-	-	-	-	-	0.9	0.9	-	-	0.9	0.9
	AM	0.2	0.2	0.1	0.1	0.1	0.1	0.2	0.1	-	-	0.5	0.5
	IB	0.6	0.7	0.4	0.5	0.5	0.6	0.2	0.2	(0.0)	(0.0)	1.7	1.9
	CC	-	-	-	-	-	-	-	-	(0.1)	(0.3)	(0.1)	(0.3)
	Group	**2.8**	**3.0**	**1.0**	**1.0**	**1.5**	**1.6**	**1.6**	**1.6**	**(0.0)**	**(0.3)**	**6.9**	**6.9**
Operating expenses	WM	0.1	0.1	0.4	0.3	0.8	0.6	0.2	0.2	0.0	0.0	1.4	1.3
	WMA	1.8	1.7	-	-	-	-	-	-	-	-	1.8	1.7
	P&C	-	-	-	-	-	-	0.5	0.5	-	-	0.5	0.5
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	(0.0)	(0.0)	0.4	0.3
	IB	0.4	0.5	0.4	0.4	0.6	0.6	0.1	0.1	(0.0)	(0.0)	1.5	1.6
	CC	-	-	-	-	-	-	-	-	0.5	0.4	0.5	0.4
	Group	**2.5**	**2.4**	**0.8**	**0.8**	**1.4**	**1.3**	**0.9**	**1.0**	**0.5**	**0.3**	**6.1**	**5.8**
Profit before tax	WM	0.0	0.0	0.1	0.1	0.1	0.2	0.2	0.2	0.0	(0.0)	0.5	0.5
	WMA	0.1	0.4	-	-	-	-	-	-	-	-	0.1	0.4
	P&C	-	-	-	-	-	-	0.4	0.4	-	-	0.4	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.2	0.2
	IB	0.1	0.2	0.0	0.1	(0.0)	0.1	0.1	0.0	0.0	0.0	0.2	0.3
	CC	-	-	-	-	-	-	-	-	(0.6)	(0.7)	(0.6)	(0.7)
	Group	**0.3**	**0.6**	**0.2**	**0.2**	**0.1**	**0.3**	**0.7**	**0.6**	**(0.5)**	**(0.6)**	**0.8**	**1.1**

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS

28

Regional performance – FY16

CHF billion		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016
Operating income	WM	0.5	0.4	2.1	2.0	3.8	3.4	1.6	1.5	0.0	(0.0)	8.0	7.3
	WMA	7.4	7.8	-	-	-	-	-	-	-	-	7.4	7.8
	P&C	-	-	-	-	-	-	3.8	3.9	-	-	3.8	3.9
	AM	0.7	0.7	0.3	0.3	0.4	0.4	0.6	0.6	-	-	2.0	1.9
	IB	2.8	2.8	2.6	1.9	2.5	2.3	1.0	0.8	(0.1)	(0.1)	8.8	7.6
	CC	-	-	-	-	-	-	-	-	(0.4)	(0.4)	(0.4)	(0.4)
	Group	**11.3**	**11.6**	**5.0**	**4.1**	**6.7**	**6.1**	**7.0**	**6.7**	**(0.5)**	**(0.4)**	**29.5**	**28.1**
Operating expenses	WM	0.3	0.3	1.4	1.3	2.6	2.4	0.8	0.8	0.0	0.0	5.1	4.9
	WMA	6.5	6.5	-	-	-	-	-	-	-	-	6.5	6.5
	P&C	-	-	-	-	-	-	2.1	2.1	-	-	2.1	2.1
	AM	0.5	0.5	0.2	0.2	0.3	0.3	0.3	0.3	(0.0)	(0.0)	1.4	1.4
	IB	2.1	2.0	1.7	1.6	2.1	2.0	0.6	0.5	0.0	0.0	6.5	6.1
	CC	-	-	-	-	-	-	-	-	2.2	1.6	2.2	1.6
	Group	**9.5**	**9.3**	**3.3**	**3.1**	**5.1**	**4.8**	**3.9**	**3.8**	**2.2**	**1.7**	**23.9**	**22.7**
Profit before tax	WM	0.1	0.1	0.7	0.7	1.2	1.0	0.8	0.7	0.0	(0.0)	2.8	2.4
	WMA	0.8	1.2	-	-	-	-	-	-	-	-	0.8	1.2
	P&C	-	-	-	-	-	-	1.7	1.8	-	-	1.7	1.8
	AM	0.2	0.2	0.1	0.1	0.1	0.1	0.3	0.2	0.0	0.0	0.6	0.6
	IB	0.7	0.8	0.9	0.3	0.4	0.3	0.4	0.2	(0.1)	(0.1)	2.3	1.5
	CC	-	-	-	-	-	-	-	-	(2.6)	(2.0)	(2.6)	(2.0)
	Group	**1.8**	**2.3**	**1.7**	**1.0**	**1.6**	**1.4**	**3.2**	**2.9**	**(2.7)**	**(2.1)**	**5.6**	**5.4**

Adjusted numbers unless otherwise indicated; refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS

29

Adjusted results

Adjusting items		FY15	FY16	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16
CHF million												
Operating income as reported (Group)		**30,605**	**28,320**	**6,746**	**8,841**	**7,818**	**7,170**	**6,775**	**6,833**	**7,404**	**7,029**	**7,055**
of which:												
Gains on sale of financial assets available for sale	WM		21							21		
	WMA		10									10
	P&C		102							102		
	IB	11	78			11						78
Gains/(losses) on sales of subsidiaries and businesses	WM	169	(23)		141	56		(28)		(23)		
	AM	56						56				
Gains related to investments in associates	WM	15					15					
	P&C	66	21				66				21	
Own credit on financial liabilities designated at FV	CC - Group ALM	553		70	226	259	32	35				
Net FX translation gains/(losses)	CC - Group ALM	88	(122)				(27)	115	(123)	(26)		27
Gains on sales of real estate	CC - Services	378	120	20	378					120		
Net losses related to the buyback of debt	CC - Group ALM	(257)						(257)				
Operating income adjusted (Group)		29,526	28,113	6,656	8,096	7,492	7,084	6,854	6,956	7,210	7,008	6,940
Operating expenses as reported (Group)		**25,116**	**24,128**	**6,342**	**6,134**	**6,059**	**6,382**	**6,541**	**5,855**	**5,915**	**6,152**	**6,206**
of which:												
Net restructuring expenses	WM	323	447	48	46	69	74	133	79	86	139	143
	WMA	137	139	23	24	24	39	50	33	38	38	31
	P&C	101	117	16	16	17	28	41	23	31	41	21
	AM	82	100	39	18	4	23	38	20	34	34	12
	IB	396	577	60	70	66	118	143	117	163	181	116
	CC - Services	140	57	8	119	0	2	19	(8)	20	4	40
	CC - NCL[1]	56	21	14	11	13	15	17	2	5	7	8
	Group	1,235	1,458	208	305	191	298	441	265	377	444	372
Gain related to changes to retiree benefit plans in the US	WMA	(21)		(7)			(21)					
	IB			(1)								
Impairment of an intangible asset	IB	11				11						
Operating expenses adjusted (Group)		23,891	22,670	6,142	5,829	5,857	6,105	6,100	5,590	5,538	5,708	5,834
Operating profit/(loss) before tax as reported		**5,489**	**4,192**	**404**	**2,708**	**1,759**	**788**	**234**	**978**	**1,489**	**877**	**848**
Operating profit/(loss) before tax adjusted		5,635	5,443	514	2,268	1,635	979	754	1,366	1,672	1,300	1,105

UBS

1 Non-core and Legacy Portfolio

30

Important information related to this presentation

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB framework that became effective on 1 July 2016, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. From 31.12.15 onward, these are aligned with BIS Basel III rules. Prior period figures are calculated in accordance with former Swiss SRB rules and are therefore not comparable.

Refer to the "Capital management" section in the 4Q16 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS

31

Fourth quarter 2016  results

27 January 2017

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Numbers for slides refer  to  the  fourth quarter 2016 results presentation.

Sergio P.  Ermotti

Slide 2 – 4Q16 results

Thank you Martin, and good morning everyone.

Last year, a variety of factors, including macroeconomic uncertainty, geopolitical tensions and divisive politics, combined to make 2016 a challenging year for the industry.

In the fourth quarter, while we saw more positive trends in the US, this did not translate globally and transaction volumes with our wealth management clients remained muted.  That said, for the quarter we delivered another solid performance, with adjusted pre-tax profit of 1.1 billion francs, up 47% year-on-year, and net profit attributable to shareholders of 738 million.

In Wealth Management, the cost reduction actions we took earlier in the year more than offset revenue headwinds, enabling the business to deliver slightly higher year-on-year profits.  Net new money was negative as a result of cross-border outflows, mainly in emerging markets, as well as seasonal factors.  With respect to net new money, we remained disciplined and focused on the profitability outlook of new assets.

Wealth Management Americas posted very strong profits, and our financial advisors maintained their industry-leading productivity levels. As we do every quarter, we recently asked our clients and other investors in the US about their sentiment towards the economy. The survey shows that after being highly defensive prior to the election, by moving to cash and a more conservative asset allocation, they became significantly more optimistic about the economy and markets after the election. This said, business owners have a demanding "first-100 day list" for the new administration, and will need to see concrete actions to support their optimism.

Personal and Corporate had a solid quarter with robust net new business volumes. Asset Management grew profits, and our Investment Bank substantially increased profits on its highest Q4 revenues since 2012.

Slide 3 – FY16 results

During 2016, we took decisive actions to protect our profitability, and as a result, we reported a solid financial performance. Notwithstanding strong revenue headwinds, our ability to control and reduce costs resulted in adjusted pre-tax profits declining by just 3%, to 5.4 billion francs, net profit attributable to shareholders of 3.3 billion Let me quickly reconcile the gap between last year results, 2015 results and 2016 results. First, we had a 1.7 billion change in tax. Then, we had 550 million from different methodology in accounting and 250 million in lower gains from disposals of real estate, just to cite a few.

An adjusted return on tangible equity was 9.2%.  I would highlight that excluding the significant effect of deferred tax assets, our return increases to 11.4%. I am also pleased that we generated over 42 billion francs of net new money in our wealth management businesses, while absorbing 14 billion of cross-border outflows.

We made good progress on our ambitious cost targets, increasing our net cost savings by 500 million francs to 1.6 billion, despite elevated regulatory costs.  We remain confident we will achieve our 2.1 billion net cost reduction target by the end of this year, and are focused on continuously making ourselves even more effective and efficient. As I have mentioned, these efforts are not just about cost reduction. We are also making substantial investments in our front-to-back infrastructure in order to be more efficient and to better serve our clients.

In 2016, once again, we demonstrated that our balanced business mix and geographic diversification are important differentiators for UBS.  We are the world's largest and only truly global wealth manager, with a strong presence in mature and high-growth regions. We are the number one bank in Switzerland, and we have competitive and specialized Investment Bank and Asset Management divisions, all of which have been, and will continue to be, critical to our success and ability to deliver solid performance in a variety of market conditions.  2016 was a great example of the power of our business model, as strong results in the US and Switzerland partly offset headwinds in Asia and the rest of Europe.

From a capital perspective, we ended the year with a strong fully-applied CET1 ratio of 13.8%, despite regulatory RWA inflation.  I am also pleased that we reached the minimum CET1 leverage ratio of 3.5% three years early. However, in the short-term, we may fluctuate around this threshold, for example due to FX and other market movements, or an increase in balance sheet usage to accommodate client activity.  In addition, we made strong progress toward our 2020 capital requirements by issuing 2.5 billion francs of AT1 and 11.5 billion of TLAC.

We talk a lot about ratios in our industry, but I want to highlight two facts. First, since the financial crisis, we have reduced our balance sheet from 2.5 trillion to around 900 billion, of which about 200 billion is high-quality liquid assets, such as treasuries and cash. Secondly, we have brought our absolute total loss-absorbing capacity to over 73 billion Swiss francs. For those who prefer to talk about ratios, this equates to approximately 10% leverage ratio on non-cash balance sheet items.

We also reached major milestones in improving our resolvability, establishing our US Intermediate Holding Company and our Group service company structure. Although implementing regulatory requirements is critical to improving the stability of the system, and we absolutely support effective and reasonable regulation, it does come at a substantial cost.

I want to take this opportunity to thank all of our employees. Without their hard work and dedication, none of these achievements would have been possible.

Despite the challenges we and the industry faced in 2016, our solid results and disciplined execution, together with our strong capital position, have allowed us to maintain our ordinary dividend at 2015 levels and reconfirm our dividend policy.  As such, we intend to propose an ordinary dividend of 60 Rappen per share for approval at our next AGM.

Looking to the year ahead, while we have begun to observe improvements in investor confidence, primarily in the US, the factors that impacted client sentiment in 2016 remain relevant.  Therefore, our focus remains on disciplined execution and delivering sustainable performance, while, as I said, we continue to explore opportunities for growth.  Of course, in order to prudently plan for long-term growth, we need to have more stability and clarity on the regulatory framework under which we operate.  Nevertheless, we welcome the decision to postpone Basel 4, and the recognition by some stakeholders that the risk of unintended consequences outweighs the benefits of a quick resolution.

To be sure, UBS remains positively levered to a normalization of macroeconomic conditions.  Regardless, one thing that will not change is our utmost focus on executing our strategy and creating sustainable value for our clients and shareholders.

With that, I will turn it over to Kirt.

Kirt Gardner

Thank you, Sergio. Good morning everyone.

Slide 5 – UBS Group AG results (consolidated)

My commentary references adjusted results and comparisons are with the fourth quarter of 2015, unless otherwise stated.

For the fourth quarter, our results were adjusted for 372 million francs in net restructuring expenses, 27 million of net FX translation gains, and 88 million of gains on sales of financial assets available for sale.

Slide 6 – Wealth Management

Wealth Management PBT was up slightly year-over-year at 511 million, as lower expenses more than offset continued revenue headwinds.

Transaction-based income decreased by 2% to the lowest level on record, excluding the 45 million fee received from P&C for the shift of clients in 4Q15.  These very low activity levels reflect seasonality and continued client risk aversion due to macro and political uncertainty.

Recurring net fee income decreased as a result of the effects of shifts to retrocession-free products, ongoing client asset shifts to lower-margin investments, and cross-border outflows.  These declines were partly offset by higher average invested assets, improved mandate penetration, and pricing.

Net interest income decreased by 2%, as higher deposit margins and volumes were more than offset by lower treasury-related revenues.

Expenses were reduced by 9% to 1.3 billion, with a reduction in all expense lines, as substantially all the savings from the actions we announced in July have already been realized, earlier than anticipated.

Slide 7 – Wealth Management

Net new money for the full year was 27 billion, despite 14 billion in cross-border outflows, which we include in our headline net new money figure.  Excluding these outflows, the full-year net new money growth rate would have been 4.3%.

The decrease in mandate penetration in the fourth quarter reflects seasonally lower net mandate sales as well as cross-border outflows.

Throughout 2016, gross and net margin erosion was caused by cross-border outflows, low client activity, deleveraging, an increase in assets from ultra-high net worth clients and shifts out of higher-margin investments.  These were partially offset by our actions on pricing, an increase in mandate penetration, and structural cost reductions.  We have launched a series of new revenue-related initiatives.  In addition, we continued to invest in our business, including our APAC client advisors, launching new digital platforms like Smart Wealth in the UK, and migrating to one global platform to better serve our clients.  These initiatives, along with the typical uptick we expect to see in client activity in the first quarter, should have a positive impact on our results.  We also expect NII tailwinds from rising interest rates to help mitigate increased funding costs.

Slide 8 – Wealth Management

Net new money was negative 4 billion in the fourth quarter, principally as a result of over 7 billion in cross-border outflows, mainly in emerging markets, and to a lesser extent in APAC.  As clients participate in voluntary tax compliance programs and automatic exchange of information becomes effective, we expect WM's net new money growth rate to remain around the lower end of our 3-5% target range for 2017.

In APAC, the gross margin drop to 65 basis points quarter-on-quarter was driven by a pronounced seasonal decline in transaction-based revenues.

During the year, APAC and the UHNW segment posted strong net growth in net new money, at 8 and 5%, respectively, further consolidating our leadership position in these strategic areas.

Slide 9 – Wealth Management Americas

With a PBT of 358 million dollars, Wealth Management Americas delivered a very strong result, up significantly year-on-year.

Operating income surpassed 2 billion dollars for the first time, on higher recurring net fee and net interest income.  Managed account fees grew on increased invested assets leading to improved recurring net fee income, while net interest income rose due to higher short-term interest rates and continued growth in loan and deposit balances.  For the first quarter, there are two fewer calendar days than in the fourth quarter, which will affect all income lines.

Operating expenses decreased to 1.7 billion dollars, as expenses for litigation provisions declined.  This was partly offset by higher performance-based FA compensation on increased compensable revenues.

Slide 10 – Wealth Management Americas

Net new money outflows were 1.3 billion dollars, as net inflows from FAs employed with UBS for more than one year were more than offset by net outflows from net recruiting.

Slide 11 – Wealth Management Americas

Our financial advisors remained the most productive among their peers, with both invested assets and revenues per FA increasing quarter-on-quarter.

Lending balances increased 1% in the quarter and were up 6% year-on-year, on higher securities-backed lending and mortgage balances.

Slide 12 – Wealth Management Americas

From 2013 to 2016, WMA grew its PBT by an 8% compound annual growth rate to a record 1.3 billion, and we've seen improvement across all the metrics that underpin sustainable, profitable growth.

A stronger US economy and higher interest rates, combined with the positive client sentiment highlighted by Sergio, and the continued execution of our strategy should help maintain momentum in this business.

Slide 13 – Personal & Corporate Banking

Personal and Corporate posted a solid PBT of 395 million.

Operating income increased by 3% on higher transaction-based income, mainly as 4Q15 included a fee paid to Wealth Management for client shifts.  This was partly offset by lower net interest income and recurring net fees.

We have seen four consecutive quarters of declining NII, and as previously highlighted, we expect this trend to continue.  As you can see from our interest rate sensitivity slide in the appendix, negative implied forwards indicate an increasing drag on our net interest income, starting with a roughly 100 million decrease compared with 2016.  In addition, we expect a substantial increase in funding costs related to achieving our TLAC requirements.

Operating expenses increased by 5% to 546 million, reflecting higher capital-related levies in Switzerland, expenses for litigation provisions, and marketing costs.

Annualized net new business volume growth for our personal banking business was 1.1%, the highest for a fourth quarter since 2011.

Slide 14 – Personal & Corporate Banking

For the full year, P&C delivered its best profit before tax, and lowest cost/income ratio since 2008.  The business also achieved its highest net client acquisition in personal banking.  Both income growth and declining operating expenses drove the 5% compound growth in PBT since 2013.

We're pleased with the performance in our home market, although we recognize the revenue headwinds this business faces.

Slide 15 – Asset Management

Asset Management delivered a profit before tax of 156 million, up 2%.

Net management fees were flat at 468 million, as fee true-ups totaling 17 million were largely offset by lower revenues following the sale of the Alternative Fund Services business in 4Q15.  Performance fees were down, driven by Equities, Multi Asset and O'Connor.

Expenses were down year-over-year, driven by lower personnel expenses.

Net new money excluding money markets was negative 9.8 billion, largely due to net outflows from UBS's wealth management clients, driven by a combination of factors, including changes in asset allocation.

2016 was a challenging year for active managers, with accelerated shifts out of active into passive funds and unfavorable market conditions for many hedge funds.  These conditions were exacerbated by client risk aversion.  That said, we continue to value Asset Management's highly cashflow-generative and capital-light characteristics, as well as the synergies across our platform.

Slide 16 – Investment Bank

Market conditions and broader macroeconomic trends over the last year did not favor our Investment Bank's business and geographic mix.  However, steps taken over the last few years to invest in our US business, proactive actions on costs and balance sheet management helped us deliver a 20% return on attributed equity for 2016.

Turning to the quarter, the IB posted a PBT of 344 million, up 54% year-on-year, as Equities and Corporate Client Solutions both delivered improved performance.

CCS revenues increased 9% year-over-year, largely due to DCM.

In ICS, Equities revenues were up 22% against a weak fourth quarter in 2015.  Importantly, and partly due to our investments, the Americas region recorded its best performance for a fourth quarter in five years, driven by Cash Equities.  Financing Services globally delivered its best fourth quarter since 2011.

FX, Rates and Credit revenues were down 12%, driven by weaker revenues in emerging markets as well as foreign exchange and interest rate options, as we did not benefit from the heightened volatility and volumes following the US election.  Our client-centric, inventory-light and more selective FRC platform provides less upside than others may see in a market with increasing interest rates and volatility, absent an uptick in client activity.

Costs excluding variable compensation accruals were down 7% year-on-year, or 5% on a full year basis, from actions taken early in the year, as well as currency benefits.  From year-end 2015, headcount was down 10%, and 4% from Q3 2016.

Slide 17 – Investment Bank

The IB has been very disciplined and diligent in managing its activities to absorb headwinds and drive returns, and enforces strict hurdle rate standards, which are aligned with its cost of capital, when deploying financial resources.

Despite a 7 billion increase in RWA from the prior year due to regulatory inflation and changes to our operational risk allocation, the IB has maintained low RWA levels, driving a very attractive return on RWA at 12% for the quarter.

LRD, which is currently the IB's binding constraint, was reduced by 14%, or 37 billion, through effective management, including netting and balance sheet reduction.

Slide 18 – Corporate Center

Corporate Center loss before tax was 662 million.

Corporate Center – Services costs before allocations were down, due to our cost reduction program.

Group ALM's profit before tax was negative 171 million, mostly due to accounting asymmetries related to economic hedges.  Total risk management net income after allocations was negative 57 million this quarter and less than 200 million for the year, compared with our guidance of around negative 50 million per quarter.

Non-core and Legacy Portfolio posted a loss of 215 million, an improvement from 4Q15, mainly due to lower expenses, including for litigation provisions.  LRD was down 3 billion from the prior quarter and 16 billion year-on-year to 22 billion.

Slide 19 – Cost reduction

During the quarter, we increased our net cost reduction run-rate by 100 million to 1.6 billion.

When comparing cost reduction programs across the industry, there are a few important factors to note.  At UBS, non-structural reductions in front-office variable compensation, which were material in 2016, are not included in the 1.6 billion net savings achieved thus far.  Also, apart from Non-core and Legacy Portfolio, we expect de minimis cost reduction contributions from business exits.

We expect restructuring expenses to taper from 2018 onwards as our cost reduction program comes to an end, providing further benefit to our reported results.

Slide 20 – Going concern capital and leverage ratios

Our capital position remained strong, with a fully applied CET1 ratio of 13.8%.  The decrease from the prior quarter mostly relates to a 7 billion increase in market risk RWA, from exceptionally low levels.

Our fully-applied CET1 leverage ratio increased to 3.53%, as LRD was down 7 billion and CET1 capital increased.

As previously mentioned, the replacement of UBS AG senior and Tier 2 instruments with TLAC-eligible instruments, to comply with requirements, will lead to higher funding costs.  For 2017, we expect funding costs for the Group to increase by over 100 million compared to 2016.

Slide 21 – Equity attribution framework

Our equity attribution framework reflects regulatory requirements, along with core equity that underpins each division's business activities.  As regulatory requirements have evolved, we have updated the framework to reflect these changes, while maintaining a consistent and transparent approach.

During our 2016 planning process, we modified the framework to reflect recent regulatory changes, most notably LCR and the Swiss TBTF capital regime.  Under the new allocation, which is effective as of January 1st, 2017, we will further increase external transparency on the resources consumed by our business divisions, directly and indirectly.

Our revised framework captures a number of improvements:

1.            We will move from one third RWA / LRD / Risk-Based Capital – or RBC – to 50% each RWA and LRD, with an RBC floor if the CET1 equivalent of RBC exceeds the RWA / LRD calculation.

2.            We will continue to use an 11% RWA and 3.75% LRD conversion factor to CET1, both of which are higher than the 2020 regulatory requirements.

3.            We will now allocate equity directly associated with activity managed centrally by Group ALM on behalf of the divisions.  The majority of this is due to HQLA held against our divisions' liquidity requirements, based on a 110% LCR.  Approximately 60% of Group ALM's LRD will be attributable to the business divisions as a result.  Group ALM RWA related to the HQLA book will also be allocated, although this is a less material amount, given the low risk-weighting of these assets.  Starting in 1Q17, we will disclose the attributable portion of RWA and LRD by business division.

4.            Equity related to excess funding and liquidity, in other words, amounts above the 110% LCR for liquidity, will be retained in Group ALM.

5.            Under the new framework, 100% of the equity related to goodwill and intangibles will be allocated to the relevant business divisions.

6.            And finally, we will allocate 100% of shareholders' equity, with Corporate Center retaining all other Basel 3 deduction items, such as DTAs, dividend accruals, unrealized gains from cash-flow hedges, and Treasury share components.

With these changes, we believe our equity attribution framework fully allocates capital required by our businesses under currently known regulatory requirements.  It also has the flexibility to accommodate further regulatory developments, including the finalization of Basel 3 and NSFR.

As a consequence of the increase in CET1 capital attributed to the business divisions, and including the 100 million plus headwind from Group funding costs I just mentioned, we expect to see a headwind to net interest income allocated to the business divisions by around 300 million in 2017 versus 2016.  This change will principally affect the IB, P&C, and WM.

The CET1 capital attributed to the IB would equate to an implied CET1 capital ratio of more than 13% for 4Q16.  On a total going and gone-concern basis, its implied capital ratio would be over 30%.  Despite an increase in the IB's attributed equity by around a quarter, we are maintaining its target return on attributed equity of greater than 15% over the cycle, based on the current regulatory regime.  Using the new framework, the IB's average return on attributed equity would have been around 15% over the last four years, and nearly 20% excluding expenses for litigation provisions.  Despite the increase in allocation of resources as a result of the revised equity allocation framework, we expect the IB to continue to operate within our short to medium-term expectations of 85 billion RWA and 325 billion LRD.  We will assess our targets and expectations for all business divisions once the Basel 3 rules have been finalized.  The adoption of our revised attributed equity framework has not provided any new insight that would lead us to change our strategy or manage our businesses differently.

In closing, as Sergio said, 2016 was a solid year, especially considering the very challenging environment.  We believe our strategy and balanced business mix, combined with our focus on execution, position us well to continue to deliver for our clients and shareholders in 2017.

With that, Sergio and I will now take your questions.

Cautionary statement regarding forward-looking statements: This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve, or confirm, limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, completing the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2015. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's fourth quarter 2016 report and its Annual Report on Form 20-F for the year ended 31 December 2015. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to page 7 of the 4Q16 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 13 of the 4Q16 report for more information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  January 27, 2017